UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V. (CENTRAL NORTH AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5 Av. Lázaro Cárdenas 2225 Col. Valle Oriente, San Pedro Garza García Nuevo León, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2019

Operating and Financial Results

Monterrey, Mexico, July 24, 2019 — Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the second quarter 2019.

2Q19 Results Summary

▪	Passenger traffic grew 10.7%, reaching 6.0 million passengers.

▪	Capital investments and major maintenance included in the Master Development Plans (MDPs) plus strategic investments amounted Ps. 269 million for the quarter.

▪	Aeronautical revenues increased 17.9% and Non-Aeronautical revenues grew 13.7%

▪	Adjusted EBITDA grew 22.4% to Ps. 1,441 million and Net Income increased 19.6% to Ps. 848 million.

(Thousand Passengers and Million Pesos)	2Q18	2Q19	% Var	6M18	6M19	% Var
Passenger Traffic	5,385	5,958	10.7	10,286	11,072	7.6
Aeronautical Revenues	1,269	1,496	17.9	2,473	2,819	14.0
Non-Aeronautical Revenues	401	455	13.7	776	881	13.5
Aeronautical + Non-Aeronautical Revenues	1,670	1,951	16.9	3,250	3,701	13.9
Construction Revenues	318	216	(32.2)	670	408	(39.1)
Total Revenues	1,987	2,167	9.0	3,919	4,109	4.8
Adjusted EBITDA	1,178	1,441	22.4	2,250	2,711	20.5
Adjusted EBITDA Margin (%)	70.5%	73.9%		69.2%	73.3%
Income from Operations	1,038	1,276	22.9	1,983	2,404	21.2
Operating Margin (%)	52.2%	58.9%		50.6%	58.5%
Consolidated Net Income	709	848	19.6	1,320	1,609	21.9
Net Income of Controlling Interest	705	849	20.5	1,313	1,605	22.3
EPS (Ps.)	1.79	2.16	20.5	3.34	4.08	22.3
EPADS (US$)	0.72	0.90	24.8	1.34	1.70	26.7
MDP and Strategic Investments	436	269	(38.3)	859	509	(40.7)

Chief Financial Officer Ruffo Pérez Pliego del Castillo +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Luis Emmanuel Camacho Thierry +52 (81) 8625 4308 ecamacho@oma.aero

OMA will hold its 2Q19 earnings conference call on July 25, 2019 at 12 pm Eastern time, 11 am Mexico City time.

Call 1-877-407-9208 toll-free from the U.S. or 1-201-493-6784 from outside the U.S. The conference ID is 13692969. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

2Q19 Operating Results

Operations, Passengers, and Cargo

11 routes were opened during the quarter, including 7 domestic routes and 3 international routes, while 1 route was cancelled. The number of available seats offered increased 8.2% compared to 2Q18.

Airline			Opened					Closed
	# Routes	Origin	Destination	Origin	Destination	# Routes	Origin	Destination	Origin	Destination
					Domestic Routes
Vivaaerobus	4	MTY	Los Mochis	ZIH	Monterrey
		MTY	Zihuatanejo	MZT	Tijuana
Volaris	3	CUU	Querétaro	DGO	Mexico City
		DGO	Guadalajara
Interjet						1	CUL	Tijuana
					International Routes
Vivaaerobus	2	MTY	Los Angeles	MTY	Las Vegas
Volaris	1	DGO	Dallas
American	1	DGO	Dallas

Total passenger traffic increased 10.7%. Of total traffic, 89.1% was domestic and 10.9% was international.

Domestic passenger traffic increased 10.5%. Ten airports increased traffic. The airports with the largest increases were:

▪	Monterrey (+6.8%), mainly on the Cancún, Mexico City, Guadalajara, and Tijuana routes.

▪	Ciudad Juárez (+22.1%), on its Mexico City, Bajío, and Cancún routes.

▪	Culiacán (+11.8%), on its Tijuana, Mexico City, and Guadalajara routes.

▪	Acapulco (+27.3%), on its Mexico City route.

International passenger traffic increased 11.7%. Eleven airports recorded increases in international traffic, led by Monterrey (+13.2%), as a result of increased traffic on its Houston route.

	2Q18	2Q19	% Var	6M18	6M19	% Var
Available Seats	7,243,564	7,837,398	8.2	14,059,519	15,011,842	6.8
Passenger Traffic:
Domestic	4,801,954	5,307,291	10.5	8,965,044	9,676,827	7.9
International	582,583	650,792	11.7	1,320,716	1,394,757	5.6
Total Passenger Traffic	5,384,537	5,958,083	10.7	10,285,760	11,071,584	7.6
Commercial Aviation (Regular and Charter)	5,325,481	5,914,843	11.1	10,172,044	10,982,423	8.0
General Aviation	59,056	43,240	(26.8)	113,716	89,161	(21.6)
Cargo Units	252,718	248,955	(1.5)	486,497	488,551	0.4
Workload Units	5,637,255	6,207,038	10.1	10,772,257	11,560,135	7.3
Flight Operations (Takeoffs and Landings):
Domestic	77,324	75,796	(2.0)	150,727	147,471	(2.2)
International	10,808	11,134	3.0	22,905	23,145	1.0
Total Flight Operations	88,132	86,930	(1.4)	173,632	170,616	(1.7)

Commercial Operations

OMA implemented 16 commercial initiatives in the quarter. The commercial space occupancy rate in the passenger terminals was 99.2%.

Detail of Commercial Initiatives Implemented
Airport	Type	Quantity
Monterrey and Mazatlán	Bank services	7
Tampico, Mazatlán and Durango	Hotel Promotion	3
Monterrey, Zihuatanejo and Chihuahua	Car rental	3
Chihuahua	Restaurant	1
Ciudad Juárez	Passenger Services	1
Acapulco	Retailer	1

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 83.4% occupancy rate, an increase of 5.1 percentage points compared to 2Q18. The average room rate was Ps. 2,239 per night.

▪	The Hilton Garden Inn had a 77.9% occupancy rate, an increase of 0.6 percentage points, with an average room rate of Ps. 2,226 per night.

Freight Logistics Services

▪	OMA Carga’s freight handled decreased 14.1% to 8,050 metric tons, mainly as a result of a reduction in ground cargo operations due to a decreased dynamism in this segment, as well as increased competition from other fiscal warehouses.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: Rental income reached Ps. 9.4 million, an increase of 63.3%, as a result of the six warehouses on lease compared to three warehouses on lease during 2Q18.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 17.9%.

(Ps. Thousands)	2Q18	2Q19	% Var	6M18	6M19	% Var
Domestic Passenger Charges	854,135	1,010,188	18.3	1,588,389	1,818,106	14.5
International Passenger Charges	241,441	294,091	21.8	542,189	624,064	15.1
Other Aeronautical Services, Regulated Leases and Access Rights	173,547	191,526	10.4	342,457	376,934	10.1
Aeronautical Revenues	1,269,123	1,495,805	17.9	2,473,035	2,819,104	14.0
Aeronautical Revenues/Passenger (Ps.)	235.7	251.1	6.5	240.4	254.6	5.9

Non-aeronautical revenues increased 13.7%. Non-aeronautical revenues per passenger was Ps. 76.4.

Commercial revenues increased 19.9%. The line items with the largest increases were:

▪	Parking, +17.8%, as a result of growth in the number of users and a higher average ticket, mainly in the Monterrey, Ciudad Juárez and Chihuahua airports.

▪	Restaurants, +24.6%, due to higher revenues from royalties in the Monterrey, Ciudad Juárez and Mazatlán airports, as well as the beginning of operations of restaurants in airports with new and/or renewed commercial spaces, such as Monterrey, San Luis Potosí and Acapulco

▪	Car rental, +17.5%, due to the leasing of 17 new locations in the last 12 months and improved contractual terms.

▪	VIP lounges, +53.8%, because of a higher number of users, as well as the openings in Acapulco, San Luis Potosí and Terminal B of the Monterrey airport.

(Ps. Thousands)	2Q18	2Q19	% Var	6M18	6M19	% Var
Commercial Activities:
Parking	60,026	70,690	17.8	111,363	131,763	18.3
Advertising	15,377	19,037	23.8	28,143	38,629	37.3
Retail	23,932	26,431	10.4	45,934	51,554	12.2
Duty Free	3,752	4,437	18.3	10,206	10,280	0.7
Restaurants	28,905	36,020	24.6	55,405	67,246	21.4
Car Rentals	34,288	40,298	17.5	63,365	74,384	17.4
Passenger Services	578	1,205	108.5	1,149	2,230	94.2
Time Shares & Hotel Promotion	3,358	3,928	17.0	7,138	8,108	13.6
Communications and Networks	3,890	3,788	(2.6)	7,527	7,536	0.1
VIP Lounges	7,945	12,223	53.8	15,559	22,519	44.7
Financial Services	2,314	2,442	5.5	4,518	4,823	6.8
Other Services (incl. marketing and cost recoveries)	8,285	10,489	26.6	16,079	20,565	27.9
Total Revenues from Commercial Activities	192,652	230,990	19.9	366,385	439,638	20.0

Diversification revenues grew 6.8%, mainly due to increased revenues from hotel services, as well as the contribution of the industrial park.

(Ps. Thousands)	2Q18	2Q19	% Var	6M18	6M19	% Var
Diversification Activities:
Hotel Services	82,131	87,161	6.1	170,468	177,236	4.0
OMA Carga (Freight Logistics Service)	49,048	49,381	0.7	88,292	95,105	7.7
Real Estate Services	4,103	4,355	6.1	7,991	8,871	11.0
Industrial Services	5,761	9,411	63.3	11,329	18,578	64.0
Other Services (incl. marketing and cost recoveries)	869	1,242	43.0	1,823	2,278	25.0
Total Revenues from Diversification Activities	141,911	151,550	6.8	279,902	302,069	7.9
Complementary Activities:
Checked Baggage Screening	38,316	45,307	18.2	73,499	84,115	14.4
Other Leases	18,767	20,471	9.1	37,296	41,263	10.6
Access Rights	4,783	4,484	(6.3)	10,957	9,230	(15.8)
Other Services (incl. marketing and cost recoveries)	4,093	2,660	(35.0)	8,452	5,161	(38.9)
Total Revenues from Complementary Activities	65,958	72,922	10.6	130,204	139,768	7.3
Non-Aeronautical Revenues	400,522	455,462	13.7	776,491	881,474	13.5
Non-Aeronautical Revenues/Passenger (Ps.)	74.4	76.4	2.8	75.5	79.6	5.5

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

(Ps. Thousands)	2Q18	2Q19	% Var	6M18	6M19	% Var
Aeronautical Revenues	1,269,123	1,495,805	17.9	2,473,035	2,819,105	14.0
Non-Aeronautical Revenues	400,522	455,462	13.7	776,491	881,474	13.5
Aeronautical + Non-Aeronautical Revenues	1,669,645	1,951,267	16.9	3,249,526	3,700,579	13.9
Construction Revenues	317,842	215,597	(32.2)	669,897	408,021	(39.1)
Total Revenues	1,987,487	2,166,864	9.0	3,919,423	4,108,600	4.8
Aeronautical Revenues + Non-Aeronautical Revenues / Passenger (Ps.)	310.1	327.5	5.6	315.9	334.2	5.8

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) grew 3.0%, mainly due to an increase in professional services and general expenses, which were partially offset by a lower cost of electricity, water and insurance. Additionally, adoption of IFRS 16 (“Leases”) generated a decrease of Ps.2.0 million for rents included in other costs and expenses, as well as a decrease of Ps.6.7 million in cost of hotel services.

(Ps. Thousands)	2Q18	2Q19	% Var	6M18	6M19	% Var
Payroll	121,716	124,258	2.1	252,907	247,030	(2.3)
Contracted Services (Security, Cleaning and Professional Services)	66,180	74,615	12.7	145,241	143,101	(1.5)
Minor Maintenance	48,513	51,755	6.7	89,008	95,814	7.6
Basic Services (Electricity, Water, Telephone)	30,119	19,454	(35.4)	56,662	46,447	(18.0)
Materials and Supplies	5,053	7,723	52.9	12,512	14,391	15.0
Insurance	7,440	6,670	(10.4)	15,372	14,468	(5.9)
Other costs and expenses	41,867	45,966	9.8	84,922	82,745	(2.6)
Cost of Airport Services + G&A	320,887	330,441	3.0	656,625	643,996	(1.9)
Cost of Hotel Services	51,950	46,320	(10.8)	105,963	94,707	(10.6)
Cost of Industrial Park Services	(3,083)	1,111	n.a.	1,106	1,908	72.5
Subtotal (Cost of Services + G&A)	369,754	377,871	2.2	763,695	740,611	(3.0)
Subtotal (Cost of Services + G&A) / Passenger (Ps.)	68.7	63.4	(7.6)	74.2	66.9	(9.9)

The major maintenance provision was Ps. 61 million. The outstanding balance of the maintenance provision was Ps. 987 million.

The airport concession tax increased 17.8% as a result of the growth in revenues, while the technical assistance fee decreased 8.5%. Effective January, 2019, technical assistance fee is equal to 3% of EBITDA from airport concessions before technical assistance, compared to the 4% applicable during 2018.

As a result of the foregoing, total operating costs and expenses decreased 6.2%. Excluding construction costs, total costs and operating expenses increased 6.9%.

(Ps. Thousands)	2Q18	2Q19	% Var	6M18	6M19	% Var
Cost of Services	250,028	239,320	(4.3)	488,972	475,408	(2.8)
Administrative Expenses (G&A)	119,726	138,551	15.7	274,723	265,203	(3.5)
Subtotal (Cost of Services + G&A)	369,754	377,871	2.2	763,695	740,611	(3.0)
Major Maintenance Provision	53,248	60,519	13.7	99,110	102,156	3.1
Construction Cost	317,842	215,597	(32.2)	669,897	408,021	(39.1)
Concession Taxes	79,269	93,406	17.8	153,240	175,567	14.6
Technical Assistance Fee	43,113	39,444	(8.5)	82,565	74,263	(10.1)
Depreciation & Amortization	86,022	104,307	21.3	167,576	204,394	22.0
Other (Income) Expense - Net	—	(686)	n.a.	187	(738)	n.a.
Total Operating Costs and Expenses	949,248	890,458	(6.2)	1,936,270	1,704,274	(12.0)

Operating Income and Adjusted EBITDA

Operating income rose 22.9% to Ps. 1,276 million, with an operating margin of 58.9%.

Adjusted EBITDA increased 22.4%, with an Adjusted EBITDA margin of 73.9%.

(Ps. Thousands)	2Q18	2Q19	% Var	6M18	6M19	% Var
Consolidated Net Income	709,444	848,243	19.6	1,319,508	1,608,727	21.9
- Financing (Expense) Income	2,260	(57,356)	n.a.	(88,860)	(101,629)	14.4
+ Income Taxes	331,055	370,807	12.0	574,785	693,970	20.7
Operating Income	1,038,239	1,276,406	22.9	1,983,153	2,404,326	21.2
Operating Margin (%)	52.2%	58.9%		50.6%	58.5%
+ Depreciation and Amortization	86,022	104,307	21.3	167,576	204,394	22.0
EBITDA	1,124,261	1,380,713	22.8	2,150,729	2,608,720	21.3
EBITDA Margin (%)	56.6%	63.7%		54.9%	63.5%
- Construction Revenue	317,842	215,597	(32.2)	669,897	408,021	(39.1)
+ Construction Cost	317,842	215,597	(32.2)	669,897	408,021	(39.1)
+ Major Maintenance Provision	53,248	60,519	13.7	99,110	102,156	3.1
Adjusted EBITDA	1,177,509	1,441,232	22.4	2,249,839	2,710,876	20.5
Adjusted EBITDA Margin: Adjusted EBITDA/(Aeronautical Revenue + Non-Aeronautical Revenue) (%)	70.5%	73.9%		69.2%	73.3%

Financing Income, Taxes, and Net Income

Financing Expense was Ps. 57 million.

(Ps. thousand)	2Q18	2Q19	% Var	6M18	6M19	% Var
Interest Income	37,261	43,923	17.9	72,148	98,781	36.9
Interest (Expense)	(77,681)	(86,864)	11.8	(167,962)	(175,262)	4.3
Exchange Gain (Loss), net	42,680	(14,415)	n.a.	6,954	(25,148)	n.a.
Total Financing Income (Expense)	2,260	(57,356)	n.a.	(88,860)	(101,629)	14.4

Taxes were Ps. 371 million, and the effective tax rate was 30.4%.

Consolidated net income increased 19.6% to Ps. 848 million.

Earnings per share, based on net income of the controlling interest, increased 20.5% to Ps. 2.16; earnings per ADS increased 24.8% to US$0.90. Each ADS represents eight Series B shares.

(Ps. thousand)	2Q18	2Q19	% Var	6M18	6M19	% Var
Consolidated Net Income	709,444	848,243	19.6	1,319,508	1,608,727	21.9
Net income margin %	35.7%	39.1%	—	33.7%	39.2%	—
Non-controlling interest	4,782	(628)	n.a.	6,491	3,268	(49.7)
Net income of controlling Interet	704,662	848,871	20.5	1,313,017	1,605,459	22.3
Earnings per Share, Ps.	1.79	2.16	20.5	3.34	4.08	22.3
Earnings per ADS, US$	0.72	0.90	24.8	1.34	1.70	26.7

MDP and Strategic Investments

Capital investments and major maintenance works in the MDPs and strategic investments totaled Ps. 269 million, comprised of Ps. 216 million in improvements to concessioned assets, Ps. 29 million in major maintenance, Ps. 22 million in strategic investments and Ps. 2 million in other concepts.

The most important investment expenditures included:

Airport	Project	Status
MDP Investments
Culiacán	Expansion of commercial platform and taxiways	Started
Monterrey	Expansion of Terminal C	Started
Monterrey	Expansion of public area in Terminal A - first phase	Started
Tampico	Expansion and remodeling of terminal building	Started
Zihuatanejo	Modernization of terminal building	Started
Chihuahua	Major rehabilitation of runway	In Process
Tampico	Minor rehabilitation of runway	In Process
Chihuahua	Expansion and remodeling of terminal building	In Process
San Luis Potosí	Expansion and remodeling of terminal building	In Process
Reynosa	Construction of new terminal building	In Process
Monterrey	Major and minor rehabilitation of runway and taxiways	In Process
Monterrey	Construction of remote platforms	In Process
Strategic Investments
Monterrey	Expansion of existing warehouse OMA VYNMSA	In Process
Monterrey	Construction of Warehouse VI of the OMA VYNMSA Industrial Park	Finished

Expansion and remodeling works at the Chihuahua and San Luis Potosí terminal buildings will be completed in August 2019.

Debt

(Ps. Thousands)	Maturity	Interest Rate	June 30, 2018	December 31, 2018	June 30, 2019
Total Short-Term Debt		—	—	—	—
Long-Term Debt
10-yr Bond, Ps. 1,500 mm: OMA13	2023	6.47%	1,500,000	1,500,000	1,500,000
Finance CAPEX and Refinance Debt	Bullet
7-yr Bond, Ps. 3,000 mm: OMA14	2021	6.85%	3,000,000	3,000,000	3,000,000
Finance CAPEX and Refinance Debt	Bullet
10-yr Term Loan - Private Export Funding Corporation	2021	3M Libor + 125 pb	110,562	90,156	69,128
Finance Security Equipment	Qtly. Amort.
5-yr Term Loan	2019	3M Libor + 95 bp	9,297	3,067	—
Finance Safety Equipment	Qtly. Amort.
Subtotal Long-Term Debt			4,619,859	4,593,223	4,569,128
Less: Current Portion of Long-Term Debt			(46,505)	(41,425)	(35,906)
Less: Commissions and Financing Expenses			(9,893)	(8,629)	(7,321)
Total Long-Term Debt			4,563,461	4,543,169	4,525,901
Plus: Current Portion of Long-Term Debt			46,505	41,425	35,906
Total Debt			4,609,966	4,584,594	4,561,807
Mexican peso denominated debt			97%	98%	98%
U.S. dollar denominated debt			3%	2%	2%
Net Debt			2,986,237	1,625,692	1,953,852
Net Debt / Adjusted EBITDA (x)			0.70	0.34	0.39

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

In the first six months of 2019, cash flows from operating activities increased 6.9% to Ps. 1,713 million, compared to same period of 2018.

Investing activities used cash of Ps. 247 million in the first six months. Outflows included Ps. 325 million for improvements to concessioned assets and Ps. 39 million for acquisition of equipment.

Financing activities generated an outflow of Ps. 1,792 million, mainly due to the dividend paid of Ps.1,599 million, as well as interest payments totaling Ps. 164 million.

Cash decreased Ps. 327 million during the first semester, to Ps. 2,608 million as of June 30, 2019.

	As of June 30,
(Ps. Thousands)	2018	2019	% Var
Income Before Taxes	1,894,293	2,302,697	21.6
Items not affecting Operating Activities, net	367,024	406,419	10.7
Changes in operational assets and liabilities, net	(658,854)	(996,384)	51.2
Net Flow from Operating Activities	1,602,464	1,712,732	6.9
Net Flow from Investing Activities	(575,506)	(247,161)	(57.1)
Net Flow from Financing Activities	(1,731,983)	(1,792,257)	3.5
Net Increase (Reduction) in Cash and Cash Equivalents	(705,026)	(326,686)	(53.7)
Effect of change for fair value of cash and equivalents	(4,252)	(24,261)	470.6
Cash and Equivalents at Beginning of Period	2,333,007	2,958,902	26.8
Cash and Equivalents at End of Period	1,623,729	2,607,955	60.6

Material Events

Ps. 1,600 million dividend payment made. On May 17, 2019, we paid a cash dividend of Ps. 1,600 million, approved at the Annual Shareholders’ Meeting held on April 29, 2019.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Passenger Traffic

(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	2Q18	2Q19	% Var	6M18	6M19	% Var
Acapulco	174,468	221,043	26.7	381,070	436,256	14.5
Ciudad Juárez	350,732	428,716	22.2	646,173	764,010	18.2
Culiacán	574,972	644,774	12.1	1,122,185	1,211,097	7.9
Chihuahua	393,165	438,002	11.4	732,780	787,383	7.5
Durango	105,828	122,400	15.7	200,949	217,999	8.5
Mazatlán	248,947	274,901	10.4	545,464	585,917	7.4
Monterrey	2,697,736	2,902,266	7.6	4,976,219	5,271,934	5.9
Reynosa	115,334	126,002	9.2	209,978	229,421	9.3
San Luis Potosí	160,220	160,408	0.1	302,787	297,639	(1.7)
Tampico	190,553	192,783	1.2	357,645	360,613	0.8
Torreón	170,695	183,320	7.4	320,105	340,462	6.4
Zacatecas	89,261	122,968	37.8	164,820	219,017	32.9
Zihuatanejo	112,626	140,500	24.7	325,585	349,836	7.4

Total	5,384,537	5,958,083	10.7	10,285,760	11,071,584	7.6

Domestic Passengers	2Q18	2Q19	% Var	6M18	6M19	% Var
Acapulco	165,411	210,628	27.3	340,088	394,980	16.1
Ciudad Juárez	349,466	426,848	22.1	643,936	761,082	18.2
Culiacán	567,644	634,634	11.8	1,108,410	1,193,143	7.6
Chihuahua	362,501	403,631	11.3	674,447	725,450	7.6
Durango	92,552	102,984	11.3	175,893	184,782	5.1
Mazatlán	190,966	218,884	14.6	356,352	388,806	9.1
Monterrey	2,372,233	2,533,727	6.8	4,345,743	4,602,960	5.9
Reynosa	114,311	124,985	9.3	208,283	227,723	9.3
San Luis Potosí	116,818	113,860	(2.5)	220,425	211,123	(4.2)
Tampico	177,315	178,695	0.8	332,934	334,234	0.4
Torreón	156,517	165,026	5.4	292,390	307,169	5.1
Zacatecas	55,062	86,464	57.0	100,776	150,710	49.5
Zihuatanejo	81,158	106,925	31.7	165,367	194,665	17.7

Total	4,801,954	5,307,291	10.5	8,965,044	9,676,827	7.9

International Passengers	2Q18	2Q19	% Var	6M18	6M19	% Var
Acapulco	9,057	10,415	15.0	40,982	41,276	0.7
Ciudad Juárez	1,266	1,868	47.6	2,237	2,928	30.9
Culiacán	7,328	10,140	38.4	13,775	17,954	30.3
Chihuahua	30,664	34,371	12.1	58,333	61,933	6.2
Durango	13,276	19,416	46.2	25,056	33,217	32.6
Mazatlán	57,981	56,017	(3.4)	189,112	197,111	4.2
Monterrey	325,503	368,539	13.2	630,476	668,974	6.1
Reynosa	1,023	1,017	(0.6)	1,695	1,698	0.2
San Luis Potosí	43,402	46,548	7.2	82,362	86,516	5.0
Tampico	13,238	14,088	6.4	24,711	26,379	6.8
Torreón	14,178	18,294	29.0	27,715	33,293	20.1
Zacatecas	34,199	36,504	6.7	64,044	68,307	6.7
Zihuatanejo	31,468	33,575	6.7	160,218	155,171	(3.2)

Total	582,583	650,792	11.7	1,320,716	1,394,757	5.6

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Unaudited Consolidated Balance Sheet

(Thousands of Pesos)

	June 30,	December 31,	June 30,	% Var	% Var
	2018	2018	2019	Jun19/Jun18	Jun19/Dec18
Assets
Current Assets
Cash and Cash Equivalents	1,623,729	2,958,902	2,607,955	60.6	(11.9)
Other Investments Held to Maturity	—	19,657	—	n.a.	(100.0)
Trade Accounts Receivable - Net	717,867	696,566	834,814	16.3	19.8
Trade Accounts Receivable from Related Parties	64,584	38,347	25,082	(61.2)	(34.6)
Recoverable Taxes	145,541	112,665	121,088	(16.8)	7.5
Advances to Contractors	151,299	93,169	119,540	(21.0)	28.3
Other Current Assets	57,022	40,261	48,718	(14.6)	21.0
Total Current Assets	2,760,042	3,959,567	3,757,197	36.1	(5.1)

Land, Buildings, Machinery and Equipment - Net	2,683,930	2,670,262	2,642,682	(1.5)	(1.0)
Investments in Airport Concessions - Net	8,212,321	8,566,656	8,849,785	7.8	3.3
Rights of use of leased assets, net	—	—	229,189	n.a.	n.a.
Other Assets - Net	90,666	77,060	59,175	(34.7)	(23.2)
Deferred Taxes	299,929	316,939	296,723	(1.1)	(6.4)
Total Assets	14,046,888	15,590,484	15,834,751	12.7	1.6

Liabilities and Stockholder’s Equity
Current Liabilities
Current Portion of Long-Term Debt	46,505	41,425	35,906	(22.8)	(13.3)
Current Portion of Major Maintenance Provision	231,001	224,982	223,792	(3.1)	(0.5)
Current Portion of Financial Leases	—	12,948	45,732	n.a.	253.2
Trade Accounts Payable	245,075	203,999	190,454	(22.3)	(6.6)
Taxes and Accrued Expenses	528,960	515,160	583,234	10.3	13.2
Accounts Payable to Related Parties	166,620	226,202	185,094	11.1	(18.2)
Total Current Liabilities	1,218,161	1,224,716	1,264,212	3.8	3.2

Long-Term Debt	4,563,461	4,543,169	4,525,901	(0.8)	(0.4)
Guarantee Deposits	309,767	312,196	311,900	0.7	(0.1)
Employee Benefits	112,626	79,905	86,279	(23.4)	8.0
Major Maintenance Provision	672,919	718,566	762,832	13.4	6.2
Financial Leases	23,669	15,858	190,489	704.8	1,101.2
Deferred Taxes	196,142	184,147	171,165	(12.7)	(7.0)
Total liabilities	7,096,745	7,078,557	7,312,778	3.0	3.3

Common Stock	303,394	303,394	303,394	—	—
Additional paid-in capital	29,786	29,786	29,786	—	—
Retained Earnings	4,995,999	6,534,804	6,507,598	30.3	(0.4)
Share Repurchase Reserve	1,466,016	1,466,016	1,500,000	2.3	2.3
Labor Obligations	(10,991)	13,178	13,178	n.a.	—
Non-Controlling Interest	165,939	164,749	168,017	1.3	2.0
Stockholders’ Equity	6,950,143	8,511,927	8,521,973	22.6	0.1
Total Liabilities and Stockholder’s Equity	14,046,888	15,590,484	15,834,751	12.7	1.6

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Unaudited Consolidated Statement of Comprehensive Income

(Thousands of Pesos)

	2Q18	2Q19	% Var	6M18	6M19	% Var
Revenues
Aeronautical Revenues	1,269,123	1,495,805	17.9	2,473,035	2,819,105	14.0
Non-Aeronautical Revenues	400,522	455,462	13.7	776,491	881,474	13.5
Aeronautical Revenues + Non-Aeronautical Revenues	1,669,645	1,951,267	16.9	3,249,526	3,700,579	13.9
Construction Revenues	317,842	215,597	(32.2)	669,897	408,021	(39.1)
Total Revenues	1,987,487	2,166,864	9.0	3,919,423	4,108,600	4.8
Operating Costs
Cost of Services	250,028	239,320	(4.3)	488,972	475,408	(2.8)
Administrative Expenses	119,726	138,551	15.7	274,723	265,203	(3.5)
Major Maintenance Provision	53,248	60,519	13.7	99,110	102,156	3.1
Construction Costs	317,842	215,597	(32.2)	669,897	408,021	(39.1)
Concession Taxes	79,269	93,406	17.8	153,240	175,567	14.6
Technical Assistance Fee	43,113	39,444	(8.5)	82,565	74,263	(10.1)
Depreciation and Amortization	86,022	104,307	21.3	167,576	204,394	22.0
Other expenses (Revenues) - Net	—	(686)	n.a.	187	(738)	n.a.
Total Operating Costs and Expenses	949,248	890,458	(6.2)	1,936,270	1,704,274	(12.0)
Operating Income	1,038,239	1,276,406	22.9	1,983,153	2,404,326	21.2
Operating Margin (%)	52.2%	58.9%		50.6%	58.5%
Financing (Expense) Income:
Interest Income	37,261	43,923	17.9	72,148	98,781	36.9
Interest (Expense)	(77,681)	(86,864)	11.8	(167,962)	(175,262)	4.3
Exchange Gain (Loss) - Net	42,680	(14,415)	n.a.	6,954	(25,148)	n.a.
Total Financing (Expense) Income	2,260	(57,356)	n.a.	(88,860)	(101,629)	14.4
Income before Taxes	1,040,499	1,219,050	17.2	1,894,293	2,302,697	21.6
Income Tax	331,055	370,807	12.0	574,785	693,970	20.7
Consolidated Net Income	709,444	848,243	19.6	1,319,508	1,608,727	21.9
Consolidated Net Income attributable to:
Non-Controlling Interest	4,782	(628)	n.a.	6,491	3,268	(49.7)
Controlling Interest	704,662	848,871	20.5	1,313,017	1,605,459	22.3
Weighted Average Shares Outstanding	393,446,466	393,446,466		393,446,466	393,446,466
EPS (Ps.)	1.79	2.16	20.5	3.34	4.08	22.3
EPADS (US$)	0.72	0.90	24.8	1.34	1.70	26.7
EBITDA	1,124,261	1,380,713	22.8	2,150,729	2,608,720	21.3
EBITDA Margin (%)	56.6%	63.7%		54.9%	63.5%
Adjusted EBITDA	1,177,509	1,441,232	22.4	2,249,839	2,710,876	20.5
Adjusted EBITDA Margin (%)	70.5%	73.9%		69.2%	73.3%

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Unaudited Consolidated Cash Flow Statement

(Thousands of Pesos)

	As of June 30,
	2018	2019	% Var.
Operating Activities
Income Before Taxes	1,894,293	2,302,697	21.6
Depreciation and Amortization	167,576	206,433	23.2
Major Maintenance Provision	99,110	102,156	3.1
Doubtful Accounts Provision	132	156	17.9
(Profit) / Loss on Sales of Machinery and Equipment - Net	(1)	(746)	n.a.
Interest Income	(72,148)	(97,097)	34.6
Items in Results Related to Financing Activities
Present Value of Major Maintenance Provision	6,655	(1,684)	n.a.
Interest Expense	161,307	175,262	8.7
Non-Paid Exchange Fluctuation	4,392	21,938	399.5
	2,261,317	2,709,116	19.8
Changes in:
Trade Accounts Receivable - Net	(87,242)	(138,404)	58.6
Recoverable Taxes	(15,336)	(8,423)	(45.1)
Other Accounts Receivable	(9,173)	(65,113)	609.8
Accounts Payable	(66,453)	(31,153)	(53.1)
Taxes and Accrued Expenses	56,237	(15,785)	n.a.
Taxes Paid	(490,373)	(630,423)	28.6
Accounts Payable to Related Parties	28,921	(55,766)	n.a.
Major Maintenance Payments	(59,469)	(57,396)	(3.5)
Other Long-Term Liabilities	(15,965)	6,078	n.a.
Net Flow from Operating Activities	1,602,464	1,712,732	6.9
Investment Activities
Acquisition of Property, Plant and Equipment	(102,676)	(39,395)	(61.6)
Investment in Airport Concessions	(592,534)	(324,733)	(45.2)
Other Long-Term Assets	(1,783)	(532)	(70.2)
Proceeds from Sale of Land, Machinery and Equipment	1	746	n.a.
Interest income	72,148	97,097	34.6
Other Investments Held to Maturity	49,338	19,657	(60)
Net Flow from Investing Activities	(575,506)	(247,161)	(57.1)

Cash Flow before Financing Activities	1,026,957	1,465,571	42.7
Financing Activities
Loans - Disbursed	51,450	14,700	(71.4)
Loans - Paid	(24,669)	(21,772)	(11.7)
Interest Expense	(160,084)	(163,909)	2.4
Dividends Paid	(1,598,680)	(1,598,681)	0.0
Payment of loans related to financial leases	—	(22,595)	n.a.
Net Cash Flow from Financing Activities	(1,731,983)	(1,792,257)	3

Net Increase (Reduction) in Cash and Cash Equivalents	(705,026)	(326,686)	(54)
Effect of change for fair value of cash and equivalents	(4,252)	(24,261)	n.a.
Cash and Equivalents at Beginning of Period	2,333,007	2,958,902	26.8

Cash and Equivalents at End of Period	1,623,729	2,607,955	60.6

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Unaudited Statement of Changes in Stockholders’ Equity

As of June 30, 2018 (Thousand Pesos)

			Additional		Share		Non-	Total
	Number of	Capital Stock	Paid-In	Retained	Repurchase	Labor	Controlling	Stockholder’s
	Shares	Nominal	Capital	Earnings	Reserve	Obligations	Interest	Equity

Balance as of December 31, 2017	393,446,466	303,394	29,786	5,281,662	1,466,016	(10,991)	159,448	7,229,315
Dividends Paid	—	—	—	(1,598,680)	—	—	—	(1,598,680)
Comprehensive Income (Loss)	—	—	—	1,313,017	—	—	6,491	1,319,508
Balance as of June 30, 2018	393,446,466	303,394	29,786	4,995,999	1,466,016	(10,991)	165,939	6,950,143

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Unaudited Statement of Changes in Stockholders’ Equity

As of June 30, 2019 (Thousand Pesos)

			Additional		Share		Non-	Total
	Number of	Capital Stock	Paid-in	Retained	Repurchase	Labor	Controlling	Stockholder’s
	Shares	Nominal	Capital	Earnings	Reserve	Obligations	Interest	Equity

Balance as of December 31, 2018	393,446,466	303,394	29,786	6,534,804	1,466,016	13,178	164,749	8,511,927
Dividends Paid	—	—	—	(1,598,681)	—	—	—	(1,598,681)
Increase in the Share Purchase Reserve	—	—	—	(33,984)	33,984	—	—	—
Comprehensive Income (Loss)	—	—	—	1,605,459	—	—	3,268	1,608,727
Balance as of June 30, 2019	393,446,466	303,394	29,786	6,507,598	1,500,000	13,178	168,017	8,521,973

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

Unaudited Operating Results by Airport

(Thousands of Pesos)

Monterrey	2Q18	2Q19	6M18	6M19	Culiacán	2Q18	2Q19	6M18	6M19
Total Revenues	838,505	933,499	1,540,263	1,745,089	Total Revenues	160,009	203,930	309,712	366,969
Aeronautical Revenues	611,831	711,961	1,135,146	1,271,771	Aeronautical Revenues	135,688	162,822	267,875	305,840
Non- Aeronatical Revenues	161,219	184,246	300,425	349,392	Non- Aeronatical Revenues	13,968	16,610	27,763	31,741
Construction Revenues	65,455	37,292	104,693	123,926	Construction Revenues	10,352	24,498	14,074	29,389
Income from Operations	154,610	126,479	287,114	247,305	Income from Operations	29,928	25,137	59,128	51,495
EBITDA	180,029	154,758	337,163	303,273	EBITDA	34,223	29,783	67,702	60,730

Chihuahua					Ciudad Juárez
Total Revenues	133,973	165,815	271,967	284,309	Total Revenues	98,286	121,184	174,580	212,766
Aeronautical Revenues	91,760	108,375	169,254	196,820	Aeronautical Revenues	80,865	104,421	146,486	182,958
Non- Aeronatical Revenues	13,896	17,271	26,469	32,365	Non- Aeronatical Revenues	11,263	14,466	20,877	27,073
Construction Revenues	28,318	40,169	76,244	55,125	Construction Revenues	6,158	2,297	7,217	2,736
Income from Operations	21,131	17,704	39,145	34,960	Income from Operations	18,426	16,848	33,473	32,039
EBITDA	24,480	21,979	45,746	42,756	EBITDA	21,312	19,790	39,231	37,921

Mazatlán					Acapulco
Total Revenues	85,463	100,200	191,035	214,815	Total Revenues	112,127	106,030	352,047	184,954
Aeronautical Revenues	64,067	69,763	153,469	169,130	Aeronautical Revenues	41,924	56,503	97,108	119,380
Non- Aeronatical Revenues	11,182	12,717	24,392	26,654	Non- Aeronatical Revenues	8,125	10,004	16,471	20,332
Construction Revenues	10,214	17,720	13,174	19,031	Construction Revenues	62,078	39,522	238,468	45,242
Income from Operations	15,050	10,981	35,572	29,867	Income from Operations	10,010	9,197	22,716	21,398
EBITDA	19,145	15,286	43,730	38,454	EBITDA	18,161	19,888	36,215	42,646

Zihuatanejo					Other six airports
Total Revenues	42,626	51,945	126,964	138,446	Total Revenues	385,338	339,289	689,491	676,408
Aeronautical Revenues	30,943	37,024	105,219	112,867	Aeronautical Revenues	216,135	249,188	406,523	468,736
Non- Aeronatical Revenues	4,681	5,730	12,590	13,973	Non- Aeronatical Revenues	29,482	32,914	54,955	62,830
Construction Revenues	7,002	9,191	9,155	11,606	Construction Revenues	139,721	57,187	228,013	144,842
Income from Operations	7,125	5,334	23,562	19,348	Income from Operations	48,159	39,519	91,332	81,104
EBITDA	11,674	9,981	32,633	28,611	EBITDA	60,108	53,216	115,101	108,000

Consorcio Grupo Hotelero T2 (1)					Consorcio Hotelero Aeropuerto Monterrey (1)
Revenues	57,453	62,544	122,097	125,783	Revenues	25,497	26,043	49,432	52,688
Income from Operations	14,073	19,505	32,292	39,097	Income from Operations	7,046	8,410	13,999	17,172
EBITDA	19,269	29,701	42,713	59,224	EBITDA	10,116	11,227	19,638	22,936

OMA VYNMSA Aero Industrial Park
Revenues	6,361	10,068	12,200	19,762	(1) Includes results of other equity-method subsidiaries
Income from Operations	6,382	4,162	5,104	8,267
EBITDA	9,055	8,762	10,448	17,466

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. The exchange rates used to convert foreign currency amounts were Ps. 19.8633 as of June 31, 2018, Ps. 19.6566 as of December 31, 2018 and Ps. 19.1685 as of June 31, 2019.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

Company	Name	Company	Name

Actinver Casa de Bolsa	Ramón Ortiz	HSBC	Alexandre Falcao

Bank of America Merrill Lynch	Alan Macías	Intercam Casa de Bolsa	Alejandra Marcos

Banorte-IXE	José Espitia	Insight Investment Research	Robert Crimes

Barclays Bank PLC	Pablo Monsiváis	Itaú BBA	Thais Cascello

BBVA Bancomer	Mauricio Hernández Prida	J.P. Morgan	Fernando Abdalla

Bradesco BBI	Rodolfo Ramos	Morgan Stanley	Josh Milberg / Lucas T Barbosa

Citigroup	Stephen Trent	Santander	Rubén López / Pedro Bruno

Credit Suisse	Felipe Vinagre	Scotiabank	Christian Landi

Goldman Sachs	Bruno Armorim	Signum Research	Lucía Tamez

Grupo Bursátil Mexicano (GBM)	Mauricio Martínez Vallejo	UBS Brasil CCTVM	Rogerio Araujo

Vector	Marco Montañez	Invex	Valeria Romo

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

●	Webpage http://ir.oma.aero

●	Twitter http://twitter.com/OMAeropuertos

●	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego Chief Financial Officer

Dated July 25, 2019